Exhibit 99.1

AutoChina International Provides Fourth Quarter 2012 Business Update

SHIJIAZHUANG, CHINA--(Marketwire - Jan 30, 2013) - AutoChina International Limited ("AutoChina" or the "Company") ( OTCBB : AUTCF ), China's largest commercial vehicle sales, servicing, leasing, and support network, today announced that it entered into 816 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company's sales-type leasing program in the fourth quarter of 2012, compared to 1,804 in the fourth quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 37,000 trucks. An additional 89 trucks were leased under AutoChina's used commercial vehicle sale-leaseback program.

During the 2012 fourth quarter, AutoChina opened 11 new commercial vehicle financing and service centers, increasing its presence in the Hubei, Anhui, Guangxi, and Guizhou provinces. As of December 31, 2012, the Company operated 534 financing and service centers, compared to 506 centers at December 31, 2011.

The Company operates commercial vehicle financing and service centers in the following 26 provinces and regions of China: Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang.

AutoChina's Service Centers by Province (Alphabetical Order)

Province	# of Centers	Province	# of Centers
Anhui	27	Jiangsu	26
Beijing	6	Jiangxi	22
Chongqing	3	Jilin	11
Fujian	11	Liaoning	26
Gansu	6	Ningxia	1
Guangdong	15	Shaanxi	24
Guangxi	19	Shandong	44
Guizhou	12	Shanghai	2
Hebei	50	Shanxi	41
Henan	51	Sichuan	21
Hubei	27	Tianjin	2
Hunan	28	Yunnan	16
Inner Mongolia	31	Zhejiang	12

During the 2012 fourth quarter, AutoChina also acquired licenses to sell insurance in the provinces of Anhui and Liaoning. As of December 31, 2012, the Company had obtained 23 provincial level licenses to sell insurance, which grant AutoChina the authority to sell insurance at any of its branch locations within those provinces. The Company continues working to acquire the same type of license for each of the remaining regions in which it currently has a presence.

About AutoChina International Limited:

AutoChina International Limited is China's largest commercial vehicle sales, servicing, leasing, and support network. AutoChina's operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company owns and operates 534 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company's website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680
Email Contact

Investor Relations
The Equity Group Inc.
Carolyne Yu
Senior Associate
(212) 836-9610
Email Contact

Adam Prior
Vice President
(212) 836-9606
Email Contact